Exhibit 99.1

Akebia Therapeutics, Inc. 245 First Street, Suite 1100 Cambridge, MA 02142 T: +1 617.871.2098 F: +1 617.871.2099 www.akebia.com

Akebia Announces First Quarter 2015 Financial Results

-Company Preparing to Launch Phase 3 Program for AKB-6548 in 2015-

-Top-Line Data from Phase 2 Dialysis Study Expected in the Third Quarter-

CAMBRIDGE, Mass.—(BUSINESS WIRE)— Akebia Therapeutics, Inc. (NASDAQ:AKBA), a biopharmaceutical company focused on delivering innovative therapies to patients with kidney disease through the biology of hypoxia inducible factor (HIF), today announced financial results for the first quarter ended March 31, 2015.

“We have continued to make significant progress in recent months, positioning Akebia for continued success over the course of 2015,” stated John P. Butler, President and Chief Executive Officer of Akebia. “The results from our Phase 2b study of AKB-6548 in patients with anemia related to chronic kidney disease, presented at the World Congress of Nephrology in March, underscores the potential of our once-daily, oral therapy to safely and predictably increase and maintain hemoglobin levels in this very ill patient population. We are preparing for our end of Phase 2 meeting with the FDA and our formal scientific advice meeting with the EMA, and we expect to initiate our Phase 3 studies before the end of the year.  Our Phase 2 study of AKB-6548 in dialysis patients is fully enrolled and we expect to report top line results in the third quarter.  Our second product candidate, AKB 6899, continues to progress toward an IND filing.   Finally, we strengthened our balance sheet, raising approximately $65 million to support continued development of our promising HIF-based portfolio.”

First Quarter 2015 and Recent Corporate Highlights

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Presented positive results from the Phase 2b study of AKB-6548 in non-dialysis patients with anemia related to chronic kidney disease (CKD) at the International Society of Nephrology’s biennial World Congress of Nephrology, demonstrating that treatment with AKB-6548 controlled hemoglobin (HGB) levels in a sustained manner and in a clinically relevant range and produced a coordinated physiologic response to resolve anemia, while avoiding excessive fluctuations in HGB levels which have been associated with increased cardiovascular risks;

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Completed enrollment of the Phase 2 study of AKB-6548 in patients with anemia related to CKD who are undergoing hemodialysis, designed to evaluate the safety, efficacy and tolerability of AKB-6548. Two dosing regimens of either daily or three times per week are being studied, potentially offering a flexible dosing regimen to optimize patient convenience and adherence; and

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Raised approximately $65 million, net, in a follow-on public offering of approximately 8.4 million shares of common stock, including the full exercise of the underwriters’ option to purchase an additional 1.1 million shares.

Financial Results

Akebia reported a net loss and a net loss applicable to common stockholders of $10.7 million, or ($0.53) per share, for the first quarter of 2015. Net loss applicable to common stockholders for the first quarter of 2014, which includes accretion on preferred stock of $86.9 million, was $96.6 million or ($43.37) per share.

In connection with the closing of the company’s initial public offering on March 25, 2014, all of the company’s outstanding shares of preferred stock were converted into shares of common stock and accordingly the accretion on the preferred stock ceased as of such date.

Research and development expenses were $7.5 million for the first quarter of 2015 compared to $6.2 million for the first quarter of 2014. The increase is primarily attributable to costs related to AKB-6548, including the Phase 2 study for the treatment of anemia in patients undergoing dialysis, and manufacturing costs.  Research and development expenses were further increased by wage and personnel-related costs due to increased headcount, and drug development costs for AKB-6899.

General and administrative expenses were $3.4 million for the first quarter of 2015 compared to $3.8 million for the first quarter of 2014. The decrease in general and administrative expenses is primarily related to decreased stock-based compensation expense, partially offset by increased wage and personnel-related costs due to increased headcount, and commercial planning costs.

The company’s cash used in operations during the first quarter of 2015 was $8.3 million, an increase of $2.3 million from $6.0 million for the same period of 2014.  The company ended the first quarter of 2015 with cash, cash equivalents and available for sale securities of $100.3 million and expects its existing cash resources and net proceeds from the follow-on offering in April 2015 to support operations into the fourth quarter of 2016.

About Akebia Therapeutics

Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through HIF biology. Akebia's lead product candidate, AKB-6548, is a once-daily, oral therapy, which has completed a Phase 2b study for the treatment of anemia related to chronic kidney disease in non-dialysis patients and is also being tested in a Phase 2 study for the treatment of anemia in patients undergoing dialysis.

Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements include those about Akebia's strategy, future plans and prospects, including statements regarding the potential indications and benefits of AKB-6548, the development plan for AKB-6548 and AKB-6899, planned meetings with regulatory authorities, the initiation of the Phase 3 study, and the expected timing of the announcement of results from the Phase 2 study of AKB-6548 in dialysis patients with renal-anemia. The words "anticipate," "appear," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement, including the risk that existing preclinical and clinical data may not be predictive of the results of ongoing or later clinical trials; the ability of Akebia to successfully complete the clinical development of AKB-6548 and AKB-6899; the funding required to develop Akebia's product candidates and operate the company, and the actual expenses associated therewith; the timing and content of decisions made by the FDA and other regulatory authorities; the actual time it takes to complete the Phase 2 dialysis study and analyze the data; the actual time it takes to prepare for and initiate the Phase 3 clinical study; the success of competitors in developing product candidates for diseases for which Akebia is currently developing its product candidates; and Akebia's ability to obtain, maintain and enforce patent and other intellectual property protection for AKB-6548 and AKB-6899. Other risks and uncertainties include those identified under the heading "Risk Factors" in Akebia's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, and other filings that Akebia may make with the Securities and Exchange Commission in the future. Akebia does not undertake, and specifically disclaims, any obligation to update any forward-looking statements contained in this press release.

Tables Follow:

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AKEBIA THERAPEUTICS, INC.

Condensed Statements of Operations

(in thousands except share and per share data)

(unaudited)

	Three months ended
	March 31, 2015	March 31, 2014
Operating expenses:
Research and development	$7,505	$6,158
General and administrative	3,391	3,751
Total operating expenses	10,896	9,909
Operating loss	(10,896)	(9,909)
Other income, net	201	212
Net loss and comprehensive loss	$(10,695)	$(9,697)
Reconciliation of net loss to net loss applicable to common stockholders:
Net loss	$(10,695)	$(9,697)
Accretion on preferred stock	—	(86,900)
Net loss applicable to common stockholders	$(10,695)	$(96,597)
Net loss per share applicable to common stockholders—basic and diluted	$(0.53)	$(43.37)
Weighted-average number of common shares used in net loss per share applicable to common stockholders—basic and diluted	20,030,129	2,227,058

AKEBIA THERAPEUTICS, INC.

Selected Balance Sheet Data

(in thousands)

(unaudited)

	March 31, 2015	December 31, 2014
Cash, cash equivalents and available for sale securities	$100,333	$108,918
Working capital	93,854	103,595
Total assets	103,459	110,995
Total stockholders’ equity	94,609	104,078

Investors:

Argot Partners

Susan Kim

Tel: +1 212-600-1902

Email: Susan@argotpartners.com

Media:

Argot Partners

Eliza Schleifstein

Tel: +1 917-763-8106

Email: Eliza@argotpartners.com

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